                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2005

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                   5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]       Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INFORMATION FURNISHED ON THIS FORM:

                               TABLE OF CONTENTS

1.  TO SET UP AN AVATAR SITE [COLOMO] FOR A MOBILE PHONE

2.  TO DO RENEWAL A REGIONAL INFORMATION SITE [E-MACHI TOWN]
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                  NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached documents - "To set up an avatar site [colomo] for a mobile phone" and "To do renewal a regional information site [e-Machi TOWN]" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Crayfish Co., Ltd.
                                              --------------------------
                                                     (Registrant)
                                              By   /s/ Masaaki Shimamura
                                                  ----------------------
                                                     (Signature)

                                          Masaaki Shimamura
                                          President and Representative Director

Date: February 7, 2005
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                          FOR IMMEDIATE PRESS RELEASE

              TO SET UP AN AVATAR SITE [COLOMO] FOR A MOBILE PHONE

     Tokyo/New York, February 7, 2005 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-seized enterprises in Japan, announced today that Five Any, Inc. (the Company's consolidated company) set up an avatar site [colomo] for a mobile phone. The site was started from the end of January 2005.

1) Service contents
     [colomo] provides that a [colomo] user can create an alter ego on the site, and also the alter ego can dress-up. Between users will be able to enjoy communications by using their original alter egos.
     Appeal of the sit is that user's alter ego can customize its hairstyle, fashion and so on. In addition, the site connects to the Internet that the between users play games, real time communication and so on by using their original avatar.


2) Profile of [colomo]
     The design of the site is all original made, and the site treats fashionable and new clothes. Character and clothes are created by dots that the graphic of clothes and characters are clear rather than other avatar sites, even on a mobile screen. In addition, the number of assortment of customize character is about 5000 trillion. This site is jointed operating with terranetz co., ltd.

3) Circumstance
        a) URL: http://colomo.jp (This URL is for PC and mobile)
        b) Payment: no charge for enters


For corporate information in Japan
        Investor Relations Department
        +81-3-5951-7192
        ir@crayfish.co.jp
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                          FOR IMMEDIATE PRESS RELEASE

            TO DO RENEWAL A REGIONAL INFORMATION SITE [E-MACHI TOWN]

        ---------------------------------------------------------------
   To target improving local revitalization by our regional information site
                          http://www.emachi-town.com/
        ---------------------------------------------------------------

     Tokyo/New York, February 7, 2005 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-seized enterprises in Japan, announced today that the Company provides [e-Machi TOWN], which has started to provide [MINNANO KOE] and [Circle] from February 2005.

I - Service contents of [MINNANO KOE]
    1. Profile
       A content of [MINNANO KOE] provides a space that users can post their impression or experience of using shops, goods, services and so on. In addition, other users can evaluate the posted information.

    2. Background of providing [MINNANO KOE]
       When people look for a way to choose quality of shops, goods, services and so on that they generally get information from magazines or web site. Moreover these media mainly provides advertisement or publicity base information. However, when people choose shops based from friends and acquaintance of words of mouth.

    3. Merit of using [MINNANO KOE]
       Words of mouth information, such as experience of using shops, goods and services, can be put on the content. [MINNANO KOE] stands for user side to provide information rather than other media's information. The content is in [e-Machi TOWN]. (URL:http://www.emachi-town.com/)

    4. A way of using [MINNANO KOE]
       Everybody can watch the [MINNANO KOE] content. If you want to post to the content or do evaluation for the posted information, you need to join personal member of e-Machi TOWN, which is no-charge.

    5. Campaign
       To gift a good, which is suitability of JPY50,000 for rad posted persons from February 2005.

    (Sample URL)
    http://www.toshimaku-town.com/review/ts000731


II - Service contents of [Circle]
    1. Profile
       A content of [Circle] provides services of a bulletin board and schedule function on the content. The content contains many people, who have the same interest what you want, may gather through the content.

    2. Merit of using [Circle]
       User of [Circle] may be organized their own interested circle through [e-Machi TOWN] (URL:http://www.emachi-town.com/). Moreover, there is possibility to seek your circle member through the content of [Circle].

    3. A way of suing [Circle]
       When you want to use the content, you may join in personal member of e-Machi TOWN, which is no-charge. You can registry from e-Machi TOWN site, which URL is mentioned above.

    (Sample URL)
        http://www.toshimaku-town.com/circle/detail.php